ВІДКРИТЕ
АКЦІОНЕРНЕ ТОВАРИСТВО

"ЦЕНТРЕНЕРГО"



CENTRENERGO

JOINT STOCK COMPANY


03024160



2003



"Центренерго" – провідна енергогенеруюча компанія України. Три теплові електростанції Компанії загальною встановленою потужністю 7 550 МВт розташовані в трьох найбільш промислово розвинених регіонах держави. З кожним роком збільшуючи виробництво електроенергії та тепла ми забезпечуємо стабільність енергосистеми країни. Наш досвід та професіоналізм дозволяють нам з року в рік поліпшувати результати діяльності на користь споживачам. Досвідчений персонал і значні потужності сприяють підвищенню конкурентноздатності підприємства на ринку електроенергії та дозволяють створювати нові цінності для акціонерів Компанії.

Трипільська ТЕС розташована в 45 км від Києва на березі Дніпра. Після виведення з експлуатації Чорнобильської АЕС Трипільська ТЕС є найбільшим енергогенеруючим об'єктом на території Київської області.

КИЇВ

Зміївська ТЕС розташована поблизу Харкова в економічно розвиненому регіоні, де на даний час значних альтернативних джерел забезпечення електроенергією не існує.

ХАРКІВ





Вуглегірська ТЕС розташована в Донецькому регіоні. На станції встановлено 4 енергоблоки по 300 МВт і 3 енергоблоки по 800 МВт. Це найпотужніша та найекономічніша теплова електростанція в Україні.

СФЕРА ДІЯЛЬНОСТІ

ВИРОБНИЦТВО ЕЛЕКТРОЕНЕРГІЇ
ВИРОБНИЦТВО ТЕПЛОВОЇ ЕНЕРГІЇ



СТРУКТУРА
АКЦІОНЕРНОГО КАПІТАЛУ
78,29 %
17,4 %
4,31%
Фізичні особи
Юридичні особи
В державній власності



АКЦІОНЕРНИЙ КАПІТАЛ	
Статутний фонд, грн.	**480 229 240,4**
Кількість простих іменних акцій, шт.	**369 407 108**
Номінальна вартість, грн.	**1,3**
Ринкова капіталізація, млн. грн.	**321,38**
Чистий прибуток на акцію в 2001 році, грн.	**0,3515**
Сплачені дивіденди в 2001 році, грн.	**0,1006**



ВИРОБНИЧІ ПОКАЗНИКИ
2000
2 400,2
7 550
15 329,4
16 486,2
2001
2 637,4
7 550
15 780,3
16 980,9
2002
4 028,6
7 550
16 187,3
17 465,5
Виробництво електроенергії, млн. кВт.
Відпуск електроенергії в мережу, млн. кВт.
Встановлена потужність, МВт.
Робоча потужність, МВт.

ЗМІСТ
CONTENTS







НАШИМ **АКЦІОНЕРАМ** ТА ПАРТНЕРАМ

Шановні колеги!

Рік 2002, як і минулий, виявився вдалим для Компанії.

Вважаю, що він заклав надійну основу для подальшого впевненого розвитку підприємства.

В 2001 та 2002 роках ми спостерігаємо суттєве зростання виробничих та фінансових показників, що дозволяє Компанії виконувати наші зобов'язання перед акціонерами та партнерами.

Компанія успішно керує трьома електростанціями та з кожним роком збільшує відпуск в мережу тепло- та електроенергії. Завдяки ефективному управлінню сьогодні ми маємо зростаючі показники валового доходу та прибутків, зниження дебіторської та кредиторської заборгованостей. Акції Компанії на сьогодні є одними з найпривабливіших на вторинному фондовому ринку, зростає показник капіталізації підприємства.

Впевнений, що з нашим потужним промисловим та людським потенціалом в подальшому ми зможемо розвивати існуючий бізнес та впроваджувати нові види діяльності.

Сьогодні ми удосконалюємо структуру управління Компанією та намагаємося в ці нелегкі для енергетики часи ще ефективніше використовувати наші внутрішні резерви. Послідовно впроваджуються довгострокова стратегія розвитку Компанії та нові технології в виробництві енергії, модернізуються ТЕС, оптимізується фінансова діяльність підприємства.

Завдання, що ми ставимо перед собою на майбутнє, значні. Це подальше покращення фінансового стану Компанії шляхом реструктуризації кредиторської заборгованості. З метою поліпшення розрахунків між учасниками енергоринку, плануємо спрямувати наші зусилля на проведення роботи з прийняття законодавчих та нормативних актів, які сприяли б поліпшенню розрахунків між його учасниками.

Визначені нами пріоритети та напрямки роботи вимагатимуть від менеджменту та персоналу Компанії максимальної самовіддачі та натхненної праці.

З повагою,
Голова Правління –
Генеральний Директор

О.О. Соловйов







КОМПАНІЯ



Компанія здійснює свою діяльність на основі ліцензій Національної комісії регулювання електроенергетики України на підприємницьку діяльність з виробництва електроенергії ВР № 0023 від 19.09.1996 року та на право постачання електроенергії по нерегульованому тарифу ПС № 0273 від 13.08.1997 року.

На даний час ВАТ "Центренерго" – це провідна енергогенеруюча компанія з річними обсягами продажу понад 2 млрд. грн. та значними прибутками.

Потужності Компанії складаються з трьох теплових електростанцій, що розташовані в найбільших промислово розвинених регіонах України – Київській, Донецькій та Харківській областях, де провідні позиції займають такі галузі як машинобудування, харчова та переробна промисловості, агропромисловий комплекс. Сприятливе географічне розташування електростанцій ВАТ "Центренерго" є запорукою стабільного збуту виробленої електроенергії.

Компанія є важливим елементом енергосистеми України, забезпечуючи її потреби в електроенергії на 9-10 %. Загальна встановлена потужність електростанцій складає 7 550 МВт, або 14,4% від встановленої потужності всієї електроенергетики України. За час економічної кризи в країні, Компанії вдалося зберегти генеруючі потужності і, як тільки на ринку збільшиться попит на електроенергію, ми маємо змогу збільшити нашу пропозицію.

Компанія є відкритим акціонерним товариством, її акціонерами є держава, юридичні та фізичні особи. Найбільший акціонер Товариства – держава в особі Фонду державного майна, що володіє 78,29 відсотками акцій, фізичні особи володіють 4,31 відсотками акцій, у власності юридичних осіб знаходиться 17,4 відсотки акцій. Акції ВАТ "Центренерго" котуються у першому (вищому) рівні лістингу Першої Фондової торговельної системи (ПФТС), що є показником високої ділової репутації та інвестиційної привабливості. Акціями Компанії активно торгують на ПФТС під символом тікера CEEN. Інвестори мають змогу отримати





ВАТ "Центренерго" створено в 1995 році в результаті реструктуризації та приватизації енергетичного сектора України, на сьогодні це одна з провідних компаній у виробництві електроенергії в державі.

інформацію про котирування акцій завітавши на Інтернет-сторінку ПФТС за адресою www.pfts.com.

Через механізм Американських депозитарних розписок (ADR) іноземні інвестори також мають можливість придбати акції Компанії.

Акції Компанії входять до розрахункового кошику індексу ПФТС.

В 2002 році, за даними ПФТС, акції Компанії були найбільш прибутковими на фондовому ринку України, максимальний прибуток, який інвестор міг отримати від купівлі-продажу цих акцій складав 515%, обсяг угод за акціями становив 40 834 684 грн.

Досягненню високих виробничих результатів сприяє створення сприятливих умов праці та відпочинку для персоналу Компанії.

ВАТ "Центренерго" об'єднує близько десяти тисяч робітників, керівників, інженерів, управлінців, які, працюючи як єдина команда, дбають про стабільне забезпечення споживачів електроенергією.





ГЕНЕРУЮЧІ ПОТУЖНОСТІ
МВт
11 835
8 160
7 550
6 900
4 708
4 708
4 260
3 450
КОМПАНІЯ
Донбасенерго
Східенерго
Компанії ГЕС
Західенерго
Інші джерела генерації
Центренерго
Дніпроенерго
НАК "Енергоатом"



ВАГА СКЛАДОВИХ ІНДЕКСНОГО КОШИКА В ІНДЕКСІ ПФТС*
ВАГА, %
1,72
2,02
2,94
4,19
7,20
8,79
8,86
12,07
12,12
40,08
(POON)
(KOEN)
(DOEN)
(NITR)
(DNEN)
(STIR)
(ZAEN)
(CEEN)
(KIEN)
(UNAF)
* Вага складових кошика станом на 09.01.2003
КОМПАНІЯ
Укрнафта
Київенерго
Центренерго
Західенерго
Стірол
Дніпроенерго
Нижньодніпровський трубопрокатний завод
Донбасенерго
Київобленерго
Полтаваобленерго



СТВОРЕННЯ ТА РОЗВИТОК



- **17 березня 1995** року на базі Зміївської, Вуглегірської та Трипільської ТЕС створено Державне підприємство "Центренерго";
- **В серпні 1995** року Державне підприємство "Центренерго" перетворено на Державну акціонерну енергогенеруючу компанію "Центренерго" (ДАЕК "Центренерго");
- **25 квітня 1996** року Міністерством фінансів України зареєстрована емісія акцій ДАЕК "Центренерго";
- **21 липня 1998** року рішенням перших Загальних зборів акціонерів ДАЕК "Центренерго" було перейменовано на відкрите акціонерне товариство "Державна енергогенеруюча компанія "Центренерго";
- **В жовтні 2000** року було підписано договір з The Bank of New York про випуск Американських депозитарних розписок (ADR) першого рівня. Компанія вийшла на світовий фондовий ринок.
- **За підсумками 2001** року Компанія, отримавши прибуток у розмірі 129 850 тис. грн., стала найприбутковішою серед теплових енергогенеруючих станцій України;
- **19 липня 2002** року Державна Комісія з цінних паперів та фондового ринку України зареєструвала емісію акцій ВАТ "Центренерго", яка проведена шляхом індексації основних фондів відповідно до постанови Кабінету Міністрів України від 16 травня 1996 року без зміни кількості акцій попереднього випуску. Новий номінал дорівнює 1,30 грн., статутний фонд складає 480 229 240,40 грн.





СТРАТЕГІЧНІ ПЛАНИ

За оцінками як вітчизняних, так і закордонних експертів, перспективи розвитку компанії є привабливими та багатообіцяючими, що обумовлено високою встановленою потужністю, відносною новизною устаткування, низькими витратами палива.

Стратегія Компанії полягає в закріпленні існуючих стратегічних переваг та у створенні нових. Тому менеджмент Компанії своєю головною метою вважає поліпшення фінансового стану, отримання максимального ефекту від запланованої приватизації Компанії, продовження програми модернізації ТЕС Компанії.

Створення міцної, стабільної та ефективної енергетичної компанії має, в свою чергу, сприяти зростанню курсової вартості акцій на фондовому ринку.

Компанія розробила Концепцію залучення інвестицій через ринок корпоративних цінних паперів, яка передбачає комплекс заходів з підвищення інвестиційної привабливості Компанії, використання фінансових інструментів та форм залучення коштів, проведення фінансового аудиту та ведення фінансової звітності відповідно до міжнародних стандартів обліку.

Розроблена Компанією програма реконструкції ТЕС включена до державної Програми реконструкції ТЕС України, яка розрахована до 2010 року.

Програма складається з трьох рівнів.

Перший рівень включає здійснення капіталовкладень для проведення реконструкції та підвищення техніко-економічних показників роботи енергоблоків станцій, продовження ресурсу роботи електростанцій на 10-15 років зі збільшенням економічної ефективності роботи енергоблоків. Компанія розглядає можливість залучення коштів стратегічного інвестора та передачу йому в управління інвестиційного пакету акцій підприємства.

На другому рівні передбачено проведення середньої реконструкції та подовження роботи електростанцій Компанії на 15-20 років зі значним збільшенням техніко-економічних показників та покращенням екологічних показників роботи. Прикладом виступає проект реконструкції енергоблоку №8 Зміївської ТЕС, який успішно завершено в грудні 2002 року. Найближчим часом на Трипільській ТЕС передбачається проведення реконструкції енергоблоку №1, що включає заміну турбіни, проведення поетапної реконструкції котлоагрегату та реконструкцію електрофільтрів з досягненням ККД не менше 99,5%.

Третій рівень передбачає повну заміну морально застарілого обладнання, вихід Компанії на міжнародні ринки продажу електроенергії, збільшення власного капіталу шляхом додаткової емісії акцій та реалізацію Програми Американських депозитарних розписок 3-го рівня.

Стратегічним орієнтиром ВАТ "Центренерго" є створення динамічної, міжнародної, вертикально інтегрованої енергетичної компанії, яка б відповідала кращим світовим зразкам ефективного управління.

Тому найближчим часом ми будемо спроможні працювати більш ефективно в порівнянні з іншими аналогічними компаніями.







МІЖНАРОДНЕ СПІВРОБІТНИЦТВО



Міжнародні проекти є неодмінною складовою діяльності Компанії. З кожним роком ВАТ "Центренерго" розвиває та поглиблює програми в сфері міжнародного співробітництва.

Компанія активно розвиває міжнародні зв'язки в сфері придбання комплектуючих та нового обладнання для ТЕС. Проводяться зустрічі з питань модернізації енергоблоків на Зміївській та Трипільській ТЕС.

Ведеться значна робота з провідними енергетичними компаніями (British Energy) та інвестиційними банками і фондами (JP Morgan Fleming AM, Foyl Assets Management, American Investment Management Inc.), спрямована на підвищення інвестиційної привабливості підприємства перед запланованою приватизацією.

Сьогодні фахівці з ТЕС Компанії мають змогу перейняти досвід роботи енергетичних компаній Європи та ознайомитися:

- з прогресивними технологіями та обладнанням, що використовуються в електроенергетиці;
- зі структурою та особливостями функціонування європейського енергетичного ринку;
- з методами та напрямками роботи на ринку європейських енергетичних компаній;
- з напрямками оптимізації виробничих процесів, використанням нових інформаційних технологій в менеджменті та методами управління персоналом;
- з організацією фінансової діяльності на підприємстві.

Міжнародні контакти Компанії дають змогу найкращим чином організовувати роботу з впровадження нових технологій при модернізації енергоблоків ТЕС та вирішувати питання подальшого стратегічного розвитку Компанії.









ВУГЛЕГІРСЬКА ТЕС



Вуглегірська ТЕС ВАТ "Центренерго" – перший за величиною генеруючий об'єкт (3 600 МВт) на території Донецької області. Окрім неї, на території області розташовані Старобешівська ТЕС (1 750 МВт), Слов'янська ТЕС (1 700 МВт), Курахівська ТЕС (1 460 МВт), Зуївська ТЕС (1 200 МВт), Краматорська ТЕЦ (150 МВт).

Електро– та теплоенергія, що виробляється станцією, йде на забезпечення потреб двох найбільш промислово розвинених регіонів України.

СТВОРЕННЯ ТА РОЗВИТОК

- **В 1968-1971** роках були побудовані об'єкти інфраструктури, що забезпечують пуск першого енергоблоку потужністю 300 МВт.
- **3 грудня 1972** року о 19 годині 25 хвилин перший енергоблок потужністю 300 МВт включено у мережу.
- **У 1973** році введено в експлуатацію енергоблоки №2, 3, 4. Встановлена потужність першої черги досягла проектної – 1 200 МВт.
- **Із введенням** в експлуатацію енергоблоків №5 у грудні 1975 року, №6 у грудні 1976 року, №7 у грудні 1977 року, потужністю 800 МВт кожен, потужність електростанції досягла проектної – 3 600 МВт.

ГЕНЕРАЦІЯ

Генеруючі потужності станції складаються з семи енергоблоків загальною потужністю 3 600 МВт.

З початку експлуатації станцією було вироблено 457,9 млрд. кВтг. електроенергії.

У 1995 році у зв'язку з реструктуризацією галузі Вуглегірська ТЕС вийшла зі складу ПЕО "Донбасенерго" та увійшла до складу ДАЕК "Центренерго".

За період роботи ТЕС в складі ВАТ "Центренерго" нею було вироблено 53,5 млрд. кВтг. електроенергії.



Вуглегірська ТЕС - найпотужніша станція Компанії, вона розташована в індустріально розвиненому регіоні України, що характеризується наявністю великої кількості енергоємних промислових підприємств та близькістю до кордонів з Російською Федерацією.



ХАРАКТЕРИСТИКА УСТАТКУВАННЯ

Котлоагрегати	**Першої черги**	**Другої черги**
Тип	ТПП-312А	ТГМП-204
Паливо	Вугілля	Газ, мазут
Коефіцієнт корисної дії котлоагрегату, %	89,5	94,67
Турбоагрегати	**Першої черги**	**Другої черги**
Тип	К-300-240-2	К-800-240-3
Номінальна потужність, МВт	300	800
Частота обертання, об/хв	3 000	3 000
Температура пари перед турбіною, °С	540	540
Число регенеративних доборів	9	8
Генератори	**Першої черги**	**Другої черги**
Тип	ТГВ-300	ТВВ-800
Потужність, МВт	300	800
Напруга на виходах, кВ	20	24



ВИРОБНИЦТВО ЕЛЕКТРОЕНЕРГІЇ, МЛН. КВТГ
ВІДПУСК В МЕРЕЖУ, МЛН. КВТГ

Рік	Виробництво	Відпуск в мережу
1995	7 777,1	[illegible]
1996	8 918,4	[illegible]
1997	6 142,6	[illegible]
1998	6 368,7	[illegible]
1999	6 193,8	5 802,8
2000	5 436,6	5 095,3
2001	6 515,9	6 123,2
2002	6 185,9	5 784,5

ВІДПУСК ТЕПЛОЕНЕРГІЇ, ТИС. ГКАЛ

Рік	Відпуск
1995	209,9
1996	168,7
1997	183,8
1998	186,2
1999	165,3
2000	133,7
2001	127,3
2002	140,8

ХАРАКТЕРИСТИКА ЕНЕРГОБЛОКІВ

НОМЕР ЕНЕРГОБЛОКУ - ПОТУЖНІСТЬ (МВТ)	ВВЕДЕННЯ В ЕКСПЛУАТАЦІЮ	ВИД ПАЛИВА, ЩО СПОЖИВАЄТЬСЯ
1 - 300	01. 12. 1972 р.	Основне – вугілля, резервне – газ, мазут
2 - 300	01. 05. 1973 р.	
3 - 300	01. 09. 1973 р.	
4 - 300	01. 12. 1973 р.	
5 - 800	01. 07. 1975 р.	Основне – мазут, резервне – газ
6 - 800	01. 01. 1976 р.	
7 - 800	01. 01. 1977 р.	

Загальна потужність
3 600 МВт

РЕКОНСТРУКЦІЯ ТА МОДЕРНІЗАЦІЯ

За час експлуатації проводилась модернізація енергоблоків, що дало змогу підвищити їх техніко-економічні характеристики.

Компанією освоєно роботу енергоблоків потужністю 800 МВт із нейтрально-кисневим водяним режимом, що дозволило відмовитися від кислотних промивань, підвищити надійність поверхонь нагрівання котлоагрегатів.

Парогенератори деяких енергоблоків переведені на спалювання сезонних надлишків природного газу. Для захисту від сірчаної корозії було застосовано силікат-полімер – бетонне покриття газоходів енергоблоків потужністю 800 МВт.

Для підвищення економічності, продовження ресурсу роботи устаткування електростанції у 1997 р. була розроблена програма модернізації і впровадження нових технологій на ТЕС на період до 2010 р., що передбачає технічне переозброєння, реконструкцію і реабілітацію діючого устаткування.


TI 4

ЗМІЇВСЬКА ТЕС



СТВОРЕННЯ ТА РОЗВИТОК

Зміївська ТЕС є найбільшим енергогенеруючим об'єктом (2 150 МВт) на території Харківської області.

Іншими джерелами генерації на території області є Харківська ТЕЦ-5 встановленою потужністю 470 МВт, Харківська ТЕЦ-2 "Есхар" – 74 МВт та Харківська ТЕЦ-3 – 62 МВт.

- **У травні 1956** року розпочались підготовчі роботи зі спорудження Зміївської ТЕС на чотири блоки потужністю по 150 МВт кожен згідно з проектним завданням.
- **31 грудня 1960** року було введено в експлуатацію перший енергоблок електростанції – блок потужністю 200 МВт. Зміївська ТЕС стала найбільшою електростанцією в системі ПЕО "Харківенерго".
- **23 грудня 1961** року введено в дію другий енергоблок потужністю 200 МВт.
- **У 1963 році** розроблено проектне завдання зі збільшення потужності станції до 2 000 МВт. Повна потужність ТЕС, з урахуванням першої черги, мала становити 2 400 МВт.

Цього ж року вступив у дію четвертий енергоблок потужністю 200 МВт.

- **У 1965** році введено в промислову експлуатацію шостий блок потужністю 200 МВт. Потужність ТЕС досягла 1 200 МВт.
- **У 1969** році поставлено під промислове навантаження третій енергоблок потужністю 300 МВт та останній четвертий енергоблок потужністю 300 МВт. Зміївська ТЕС досягла запланованої потужності 2 400 МВт і стала однією з найбільших теплових електростанцій СРСР.
- **В 1979** році була вироблена 200-мільярдна кіловат-година електроенергії.
- **В 1995** році під час реорганізації електроенергетики Зміївську ТЕС було виведено зі складу ПЕО "Харківенерго" і введено до складу ДАЕК "Центренерго".

Всі основні і допоміжні процеси роботи енергоблоків ТЕС повністю автоматизовані. Для кожного блоку передбачений необхідний рівень технологічного захисту, передбачені системи технологічної та аварійної сигналізації і реєстрації перед- та післяаварійних подій.

Джерелом водопостачання ТЕС є річка Сіверський Донець.







***Зміївська ТЕС** розташована поблизу Харкова в економічно розвиненому регіоні, де* **значних альтернативних джерел забезпечення електроенергією на даний час не існує. На електростанції встановлено шість енергоблоків по 200 МВт і чотири енергоблоки по 300 МВт. Усі енергоблоки працюють на вугіллі Донецького басейну, як резервне** *паливо використовується газ,* **в якості** *розпалювального палива - мазут*

ГЕНЕРАЦІЯ

Генеруючі потужності станції складаються з десяти енергоблоків загальною потужністю 2 150 МВт.

З початку експлуатації станцією було вироблено 483,3 млрд. кВтг електроенергії.

У 1995 році у зв'язку з реструктуризацією галузі Зміївська ТЕС була виведена зі складу ПЕО "Харківенерго" та увійшла до складу ДАЕК "Центренерго".

За період роботи ТЕС в складі ВАТ "Центренерго" було вироблено 51,0 млрд. кВтг електроенергії.



ХАРАКТЕРИСТИКА УСТАТКУВАННЯ

Котлоагрегати	**Першої черги**	**Другої черги**
Тип	ТП-100	ТПП-210, ТПП-210А
Паливо	Вугілля	Вугілля
Коефіцієнт корисної дії котлоагрегата, %	90	91,8
Турбоагрегати	**Першої черги**	**Другої черги**
Тип	К-200-130	К-300-240
Номінальна потужність, МВт	200	300
Частота обертання, об/хв	3 000	3 000
Температура пари перед турбіною, °С	540	540
Тиск свіжої пари, МПа	130	240
Число регенеративних відборів	7	9
Генератори	**Першої черги**	**Другої черги**
Тип	ТГВ-200	ТГВ-300
Потужність, МВт	200	300
Напруга на виходах, кВ	15,75	20
Коефіцієнт потужності	0,85	0,85
Трансформатори	**Першої черги**	**Другої черги**
Тип	ТДЦГ-250 000/330	ТДЦГ-400 000/330
Потужність, МВа	250	400
Напруга, кВ	330/15,75	347/20

ВИРОБНИЦТВО ЕЛЕКТРОЕНЕРГІЇ, МЛН. КВТГ
ВІДПУСК В МЕРЕЖУ, МЛН. КВТГ

Рік	Виробництво електроенергії, млн. кВтг	Відпуск в мережу, млн. кВтг
1995	8 385,3	[illegible]
1996	4 977,8	[illegible]
1997	6 697,0	[illegible]
1998	6 524,3	[illegible]
1999	7 169,9	6 511,1
2000	5 516,0	5 006,2
2001	5 663,2	5 138,1
2002	6 024,6	5 454,5

ВІДПУСК ТЕПЛОЕНЕРГІЇ, ТИС. ГКАЛ

Рік	Відпуск теплоенергії, тис. Гкал
1995	286,4
1996	253,4
1997	261,3
1998	242,2
1999	215,4
2000	187,1
2001	192,0
2002	175,8

ХАРАКТЕРИСТИКА ЕНЕРГОБЛОКІВ

НОМЕР ЕНЕРГОБЛОКУ - ПОТУЖНІСТЬ (МВТ)	ВВЕДЕННЯ В ЕКСПЛУАТАЦІЮ	ВИД ПАЛИВА, ЩО СПОЖИВАЄТЬСЯ
1 - 175	01. 12. 1960 р.	Основне – вугілля, резервне – газ, мазут
2 - 175	01. 12. 1961 р.	
3 - 175	01. 12. 1962 р.	
4 - 175	01. 12. 1963 р.	
5 - 175	01. 08. 1964 р.	
6 - 175	01. 06. 1965 р.	
7 - 275	01. 09. 1966 р.	
8 - 275	01. 11. 1967 р.	
9 - 275	01. 08. 1968 р.	
10 - 275	01. 12. 1969 р.	

Загальна потужність
2 150

ПРОЕКТ РЕКОНСТРУКЦІЇ ЕНЕРГОБЛОКУ №8

Проект реконструкції енергоблоку №8 Зміївської ТЕС здійснювався та фінансувався за участі консорціуму західних компаній і банків, передовсім – німецьких. Консорціум очолювала компанія Siemens.

При реконструкції Компанія першою в Україні запровадила технологію спалювання низькосортового високозольного антрацитового вугілля, що дозволило Компанії зменшити викиди парникових газів, знизити витрати природного газу та збільшити потужність енергоблоку до 325 МВт. Встановлення електрофільтрів фірми "Rothemuhle" з коефіцієнтом осадження частинок 99,67% дозволила максимально скоротити вплив енергоблоку на навколишнє середовище. Підключення енергоблоку до мережі відбулося 6 липня 2002 року.

Отриманий досвід в реконструкції енергоблоків Компанія планує використовувати в інших проектах.


ТГ-8



ТРИПІЛЬСЬКА ТЕС

СТВОРЕННЯ ТА РОЗВИТОК

- Будівництво Трипільської ТЕС розпочато **у 1963** році. Електростанція споруджувалася двома етапами. На першій черзі були встановлені енергоблоки потужністю 300 МВт з двокорпусними котлоагрегатами ТПП-120А, що працюють на твердому паливі та природному газі, на другій черзі – енергоблоки з однокорпусними газомазутними котлоагрегатами ТГМП-314.
- **У грудні 1969** року було поставлено під промислове навантаження перший енергоблок електростанції.
- **У 1970** році на ТЕС вперше у практиці вітчизняного енергобудівництва протягом одного року введено в експлуатацію три блоки потужністю по 300 МВт кожен.
- **У 1972** році Трипільська ТЕС була повністю введена в експлуатацію. На станції було встановлено шість енергоблоків потужністю по 300 МВт кожен. До складу кожного енергоблоку увійшов прямоточний котел паровидатністю 950 т/г, парова турбіна К-300-240 і генератор ТГВ-300.
- **У 1995** році Трипільська ТЕС увійшла до створеного Державного підприємства "Центренерго".

ХАРАКТЕРИСТИКА СПОРУД

Головний корпус зведено за універсальним проектом пиловугільної ТЕС з блоками потужністю 300 МВт кожен.

Основним паливом для першої черги служить донецький антрацитовий штиб, що надходить залізницею та річкою. Для розвантаження вугілля, що надійшло водним шляхом, побудовано причал.

До газового господарства входить два газорозподільних пункти видатністю по 320 тис. м^3/г і систему газопроводів.

Система технічного водопостачання – прямоточна, із забором води з Канівського водосховища. До її складу входять дві насосні станції.

ГЕНЕРАЦІЯ

Генеруючі потужності станції складаються з шести енергоблоків загальною потужністю 1 800 МВт.

З початку експлуатації станцією було вироблено 307,1 млрд. кВтг електроенергії.

У 1995 році у зв'язку з реструктуризацією галузі Трипільська ТЕС увійшла до складу ДАЕК "Центренерго".

За період роботи ТЕС в складі ВАТ "Центренерго" нею було вироблено 41,4 млрд. кВтг. електроенергії.

Після виведення з експлуатації Чорнобильської АЕС Трипільська ТЕС ВАТ "Центренерго" залишається найбільшим джерелом генерації електроенергії (1 800 МВт) на території Київської області. Іншими джерелами електроенергії в регіоні є: Київські ТЕЦ-5 і ТЕЦ-6 встановленою потужністю 700 МВт і 500 МВт відповідно (ВАТ "Київенерго") та Дарницька ТЕЦ встановленою потужністю 160 МВт (ЗАТ "Укр-Кан Пауер"), розташовані у Києві.

ВИРОБНИЦТВО ЕЛЕКТРОЕНЕРГІЇ, МЛН. КВТГ		ВІДПУСК В МЕРЕЖУ, МЛН. КВТГ
1995	5 800,6	5 455,9
1996	5 151,5	4 866,5
1997	4 891,6	4 612,8
1998	4 455,8	4 209,9
1999	5 362,9	5 048,4
2000	5 533,4	5 227,8
2001	4 801,8	4 518,9
2002	5 254,9	4 948,3

ВІДПУСК ТЕПЛОЕНЕРГІЇ, ТИС. ГКАЛ	
1995	136,5
1996	129,2
1997	132,1
1998	131,2
1999	123,8
2000	107,9
2001	108,0
2002	106,6

ХАРАКТЕРИСТИКА УСТАТКУВАННЯ

Котлоагрегати	Першої черги	Другої черги
Тип	ТПП-210	ТГМП-314
Паливо	Вугілля, газ	Газ, мазут
Коефіцієнт корисної дії котлоагрегату, %	85,4	97,5
Турбоагрегати	**Першої черги**	**Другої черги**
Тип	К-300-240	К-300-240
Номінальна потужність, МВт	300	300
Частота обертання, об/хв	3 000	3 000
Температура пари перед турбіною, °С	540	540
Тиск свіжої пари, МПа	24	24
Число регенеративних відборів	9	9
Генератори	**Першої черги**	**Другої черги**
Тип	ТГВ-200	ТГВ-300
Потужність, МВт	200	300
Напруга на виходах, кВ	15,75	15,75
Коефіцієнт потужності	0,85	0,85
Трансформатори	**Першої черги**	**Другої черги**
Тип	ТДЦ-400 000/320	ТДЦ-400 000/320
Потужність, МВа	400	400
Напруга, кВ	347/20	347/20





ХАРАКТЕРИСТИКА ЕНЕРГОБЛОКІВ

НОМЕР ЕНЕРГОБЛОКУ - ПОТУЖНІСТЬ (МВТ)	ВВЕДЕННЯ В ЕКСПЛУАТАЦІЮ	ВИД ПАЛИВА, ЩО СПОЖИВАЄТЬСЯ
1 - 300	01. 03. 1969 р.	Основне - вугілля, резервне - газ, мазут
2 - 300	01. 09. 1970 р.	
3 - 300	01. 11. 1970 р.	
4 - 300	01. 12. 1970 р.	
5 - 300	01. 12. 1971 р.	Основне - мазут, резервне - газ
6 - 300	01. 09. 1972 р.	

Загальна потужність 1 800 МВт

РЕКОНСТРУКЦІЯ ТА МОДЕРНІЗАЦІЯ

На ТЕС найближчим часом передбачається проведення реконструкції енергоблоку №1, за рахунок якої парковий ресурс роботи основного обладнання буде подовжено на 25-30 років та збільшиться встановлена потужність турбіни на 25 МВт.

Зміна турбіни має значно зменшити питому витрату тепла на відпущену кВт. год.; реконструкція електрофільтрів забезпечить збільшення ККД до 99,5%. Перехід на бездеаераторну схему дозволить спростити теплову схему блоку, що приведе до значної економії паливо-енергетичних ресурсів.




ВІДКРИТЕ АКЦІОНЕРНЕ ТОВАРИСТВО
"ДЕРЖАВНА ЕНЕРГОГЕНЕРУЮЧА
КОМПАНІЯ "ЦЕНТРЕНЕРГО"
01032, м. Київ, вул. Комінтерну, 27
Тел. + (380 44) 249-13-08
Факс: + (380 44) 228-4793, 221-4614
E-mail: kanc@centrenergo.com
Вуглегірська ТЕС
84792, м.Світлодарськ, Донецька область
Тел. + (380 6249) 5-23-96
Факс: + (380 6249) 5-71-44
E-mail: pmug@ugres1.gpce.db.energy.gov.ua
Зміївська ТЕС
63460, смт. Комсомольське,
Зміївський р-н., Харківська область
Тел. + (380 5747) 5-24-87
Факс: + (380 5747) 5-35-85
E-mail: kanc@zmtes.kh.energy.gov.ua
Трипільська ТЕС
08721, м.Українка,
Обухівський р-н., Київська область
Тел. + (380 472) 2-45-01
Факс: + (380 472) 2-15-98
E-mail: kanc@tptes.kvo.energy.gov.ua
РЕМЕНЕРГО
18019, м.Черкаси, вул. Автомобілістів, 5
Тел. + (380 472) 63-54-29
Факс: + (380 472) 63-55-12
HTTP://WWW.CENTRENERGO.COM
НОВИНИ ТЕНДЕРИ ФОТОГАЛЕРЕЯ КОНТАКТИ ПОСИЛАННЯ
ВАТ "Центренерго" - провідна енергогенеруюча компанія України
Новини компанії
О КОМПАНІЇ
СТАНЦІЇ
ПРОЕКТИ
АКЦІОНЕРАМ
ДІЯЛЬНІСТЬ
РОЗРАХУНКИ
РЕЗУЛЬТАТИ
Новини енергетики

CENTRENERGO

JOINT STOCK COMPANY



TO OUR SHAREHOLDERS AND PARTNERS

Dear colleages!

The year 2002 as well as the previous one proved to be successful for the Company. I believe it has laid the foundations for the further progress of the enterprise.

In 2001-2002 considerable growth of production figures and finance indicators was observed, which enabled us to comply with obligations before shareholders and partners. The Company controls three power stations and every year increases the output of electricity and heat power. Nowadays, thanks to the efficient management the Company experiences growth of gross income and profit, decrease in debit and credit indebtedness. At the moment the shares of the Company are the most attractive on the secondary market; market capitalization index is increasing.

I am certain that with such a powerful production and staff potential we will be able to develop our business and implement new kinds of activity.

Despite difficulties within energy industry, we are improving management structure of the Company and try to use more effectively internal reserves. Stage by stage the long-term strategy of the Company's development is being introduced, new technologies of power generation are implemented, power stations are modernized, financial activities of the Company become better.

We put forward such serious task before ourselves as improving financial position of the Company via restructuring of credit indebtedness. In order to facilitate the mechanism of settlements between energy market participants we plan to get through proposals for appropriate legislation.

The above stated priorities and lines of activity will require huge responsibility and selfless labour on the part of the Company's management and staff.

Best regards,
Chairman of the Board –
General Director

O. Solovyov





THE COMPANY

The Company operates under license BP No. 0023 on electricity generation of National Electricity Regulatory Commission as of 19 September, 1996 and license ПС No. 0273 on electricity supply as per non-regulated rate as of 13 August, 1997.

Today the Company is the leading energy producer with annual sales over UAH 2 billion and considerable profit.

The Company possesses three thermoelectric stations (TESs) situated in the most developed regions of Ukraine– Kyivska, Donetska and Kharkivska oblasts. The leading industries of these regions are machine-building, food and processing industry, agriculture. Thus, favourable geographical position of the stations owned by the Company contributes to the stable sale of generated electricity.

The Company is an important constituent of the energy system of Ukraine that meets the needs in electricity by 9-10%. The total installed capacity of power stations is 7,550 MW, which accounts for 14.4% of total installed capacity of the whole energy system of the country. At the time of economic crisis we managed to preserve generating capacities, and as soon as the demand for electricity rises, we will increase our offer.

Centrenergo JSC is a public joint-stock company whose shareholders are the State, legal entities and natural persons. The largest shareholder of the Company is the State in the person of the State Property Fund of Ukraine that possesses 78.29% of shares; 4.31% and 17.4% of shares belong to natural persons and legal entities respectively. Shares of Centrenergo JSC (CEEN ticker) are quoted at the first (the highest) level of listing at PFTS (Ukrainian OTC Trading System), which points to good business reputation and investment attractiveness. Investors can obtain information on quotation of shares by visiting PFTS home page www.pfts.com.





With the help of American Depositary Receipts (ADR) foreign investors have the opportunity to purchase the shares of the Company.

The shares of the Company are taken into account while calculating PFTS share index.

According to PFTS data, the shares of the Company have become the most profitable on the stock market of Ukraine; the maximum profit an investor could obtain from trading these shares made up 515%, the volume of operations with shares accounted for UAH 40,834,684.

Stable business activity of the Company has contributed to improvement of working conditions and social protection of the employees.

The staff of the Company consists of more than ten thousand workers, engineers and managers who, working as the single team, provide steady supply of electricity to the consumers.



Generating capacities
MW
11 835
8 160
7 550
6 900
4 708
4 708
4 260
3 450
COMPANY
Donbasenergo
Skhidenergo
Hydroelectric stations
Zakhidenergo
Other energy producers
Centrenergo
Dniproenergo
Energoatom NJSC



COMPONENTS OF PFTS SHARE INDEX
SHARE, %
1.72
2.02
2.94
4.19
7.20
8.79
8.86
12.07
12.12
40.08
(POON)
(KOEN)
(DOEN)
(NITR)
(DNEN)
(STIR)
(ZAEN)
(CEEN)
(KIEN)
(UNAF)
Data of January, 9, 2003
COMPANY
Ukrnafta
Kyivenergo
Centrenergo
Zakhidenergo
Stirol
Dniproenergo
Nyzhnyodniprovsky pipe rolling plant
Donbasenergo
Kyivoblenergo
Poltavaoblenergo





VUGLEGIRSKA TES

Vuglegirska TES by its size is the biggest power-generating station of Donetsk region, having 3,600 MW of total installed capacity. Besides it, the following electric power stations are situated in the region: Starobeshivska TES (1,750 MW), Slovyanska TES (1,700 MW), Kurakhivska TES (1,460 MW), Zuyivska TES (1,200 MW), Kramatorska TES (150 MW).

Electricity and heat power produced by the Station are used for satisfying the needs of the two most developed regions of Ukraine.

CREATION AND DEVELOPMENT

- **In 1968 - 1971** the objects of infrastructure were built in order to provide putting of the first 300 MW power unit into operation.
- At 7.25 p.m. on **December 3, 1972** the first 300 MW power unit was put into service.
- **In 1973** units No. 2, 3 and 4 were started up. The installed capacity of the first line reached 1,200 MW - its design output.
- After 800 MW power units No. 5 **(December 1975)**, No. 6 (December 1976) and No. 7 (December 1977) being put into operation, the capacity of the Station reached its design output - 3,600 MW.

POWER GENERATION

Generating facilities of the Station are made up of seven power units of 3,600 MW total capacity.

From the beginning of its operation the Station produced 457.9 billion kWh of electricity.

In 1995 due to the restructuring of the industry Vuglegirska TES ceased to be a part of Donbasenergo Energy Production Association and joined Centrenergo JSC.

While being a part of Centrenergo JSC the Station produced 53.5 billion kWh of electricity.

Vuglegirska TES is the most powerful station of the Company located in the industrially developed region of Ukraine which is near to the Russian Federation and full of power-intensive enterprises.
Electricity and heat power generated by the Station satisfy the needs of the two most developed regions of Ukraine.

PARAMETERS OF THE EQUIPMENT

Boiler units	Boiler units of 1st line	Boiler units of 2nd line
Type	ТПП-312А	ТГМП-204
Fuel	coal	gas, fuel oil
Gross efficiency, %	89.5	94.67
Turbine-driven sets	Turbine-driven sets of 1st line	Turbine-driven sets of 2nd line
Type	K-300-240-2	K-800-240-3
Rated power, MW	300	800
Revolution frequency, RPM	3,000	3,000
Steam temperature at turbine inlet, °C	540	540
Number of regenerative bleed-offs	9	8
Generators	Generators of 1st line	Generators of 2nd line
Type	ТГВ-300	ТВВ-800
Capacity, MW	300	800
Output voltage, kV	20	24







ELECTRICITY GENERATION, MLN KWH
OUTPUT INTO THE GRID, MLN KWH

Year	Generation	Output into the grid
1995	7,777.1	[illegible]
1996	8,918.4	8,476.2
1997	6,142.6	5,779.1
1998	6,368.7	6,024.9
1999	6,193.8	5,802.8
2000	5,436.6	5,095.3
2001	6,515.9	6,123.2
2002	6,185.9	5,784.5

OUTPUT OF HEAT POWER, THOU GCAL

Year	Output
1995	209.9
1996	168.7
1997	183.8
1998	186.2
1999	165.3
2000	133.7
2001	127.3
2002	140.8

NO. OF POWER UNIT - CAPACITY (MW)	DATE OF PUTTING INTO OPERATION	TYPE OF FUEL CONSUMED
1 - 300	December 1, 1972	main - coal, reserve - gas, fuel oil
2 - 300	May 1, 1973	
3 - 300	September 1, 1973	
4 - 300	December 1, 1973	
5 - 800	July 1, 1975	main - fuel oil, reserve - gas
6 - 800	January 1, 1976	
7 - 800	January 1, 1977	

Total capacity 3 600 MW

RECONSTRUCTION AND MODERNISATION

During their operation power units were modernized, which improved their technical and economic characteristics.

At 800 MW power units the Company utilizes oxygen-neutralizing water regime, which has enabled us to give up acid washings and raise reliability of heating surfaces of boiler units.

Steam generators of a number of power units are shifted to burning of seasonal remainders of natural gas. To protect gas conduits of 800 MW power units from sulphur attack special lime concrete coating was used.

In order to improve economy rates and prolong equipment durability, the programme of modernization and implementation of new technologies at the TES for the period up to 2010 was formed in 1997. It envisages technical reequipment, reconstruction and rehabilitation of the operating equipment.





ZMIIVSKA TES

CREATION AND DEVELOPMENT

- **In May, 1956** the building of Zmiivska TES was started. It was designed to have four 150 MW power units.
- **On December 31**, 1960 the first power unit (and the main one) of 200 MW capacity was put into service. Zmiivska TES became the largest power station within Kharkivenergo Energy Production Association.
- **On December 23**, 1961 the second power unit of 200 MW capacity was put into operation.
- **In 1963** the design of enlarging the Station's capacity up to 2,000 MW was worked out. With the first line, TES total capacity was to be 2,400 MW. The 4th 200 MW power unit was started up.
- **In 1965** the sixth 200 MW power unit was put into operation; the Station's capacity reached 1,200 MW. The second line of TES was started up.
- **In 1969** the 3d and the 4th (the last one) 300 MW power units took up the industrial load.
  Zmiivska TES reached its design output of 2,400 MW and became one of the largest power stations in the former USSR.
- **In 1979** the 200 billionth kilowatt-hour was generated.
- **In 1995** due to the restructuring of the industry Zmiivska TES ceased to be a part of Kharkivenergo Energy Production Association and joined Centrenergo JSC.

All basic and auxiliary processes at the power units of the Station are completely automated. Each unit is provided with emergency system; alarm signalling is installed for each unit in order to spot failures and malfunctions of the equipment.

Water to the Station is supplied from the Siversky Donets river. Two dikes on the lake Lyman form a cooling pond.





Zmiivska TES is the largest energy-generating station (2,150 MW) on the territory of Kharkiv region.

Among other sources of power Kharkiv CHPP-5 of 470 MW installed capacity, Eskhar Kharkiv CHPP-2 (74 MW) and Kharkiv CHPP-3 (62 MW) can be named.

POWER GENERATION

Generating facilities of the Station are made up of ten power units of 2,150 MW total capacity.

From the beginning of its operation the Station produced 483.3 billion kWh of electricity.

In 1995 due to the restructuring of the industry Zmiivska TES ceased to be a part of Kharkivenergo Energy Production Association and joined Centrenergo JSC.

While being a part of Centrenergo JSC the Station produced 51.0 billion kWh of electricity.



Boiler units	Boiler units of 1st line	Boiler units of 2nd line
Type	ТП-100	ТПП-210, ТПП-210А
Fuel	Coal	Coal
Gross efficiency, %	90	91.8
Turbine-driven sets	Turbine-driven sets of 1st line	Turbine-driven sets of 2nd line
Type	К-200-130	К-300-240
Rated power, MW	200	300
Revolution frequency, RPM	3,000	3,000
Steam temperature at turbine inlet, °C	540	540
Fresh steam pressure, MPa	130	240
Number of regenerative bleed-offs	7	9
Generators	Generators of 1st line	Generators of 2nd line
Type	ТГВ-200	ТГВ-300
Capacity, MW	200	300
Output voltage, kV	15.75	20
Power factor	0.85	0.85
Transformers	Transformers of the 1st line	Transformers of the 2nd line
Type	ТДЦГ-250,000/330	ТДЦГ-400,000/330
Capacity, MW	250	400
Voltage, kV	330/15.75	347/20


КТЦ-2



ELECTRICITY GENERATION, MLN KWH
OUTPUT INTO THE GRID, MLN KWH
1995
1996
1997
1998
1999
2000
2001
2002
8,385.3
4,977.8
6,697.0
6,524.3
7,169.9
5,516.0
5,006.2
5,138.1
6,024.6
5,454.5
OUTPUT OF HEAT POWER, THOU GCAL
1995
1996
1997
1998
1999
2000
2001
2002
286.4
253.4
261.3
242.2
215.4
187.1
192.0
175.8

NO. OF POWER UNIT - CAPACITY (MW)	DATE OF PUTTING INTO OPERATION	TYPE OF FUEL CONSUMED
1 - 175	December 1, 1960	main - coal, reserve - gas, fuel oil
2 - 175	December 1, 1961	
3 - 175	December 1, 1962	
4 - 175	December 1, 1963	
5 - 175	August 1, 1964	
6 - 175	June 1, 1965	
7 - 275	September 1, 1966	
8 - 275	November, 1967	
9 - 275	August 1, 1968	
10 - 275	December 1, 1969	

Total capacity
2 150 MW

RECONSTRUCTION PROJECT OF POWER UNIT NO.8

Reconstruction project of power unit No.8 at Zmiivska TES was carried out and financed with assistance of the Consortium of Western (German, in the first place) companies and banks. The Consortium was headed by Siemens Company.

The Company was first in Ukraine to introduce the technology of burning low-grade high-ash hard coal, which enabled the Company to reduce exhaust gases emissions, lower consumption of natural gas and increase capacity of the power unit up to 325 MW. Installation of electric precipitators of Rothemuhle company (99.67% efficiency) made the operation of the power unit environmentally friendly. The unit was put into service on July 6, 2002.

The Company plans to reconstruct other power units in the same manner.





TRYPILSKA TES



CREATION AND DEVELOPMENT

- The building of Trypilska TES was started in 1963. The Station was built in two stages. The first line of the TES comprises 300 MW power units with ТПП-120А two-shell boilers that work on solid fuel and natural gas, the second one is made up of power units with ТГМП-314 one-shell gas and fuel oil boilers.
- In December 1969 the first power unit of the Station took up the industrial load.
- In 1970 for the first time in the history of national power industry three power units of 300 MW capacity were put into operation during one year.
- In 1972 the whole Station was put into service. Six 300 MW power units were installed at Trypilska TES, each of them having a straight-through boiler of 950 t/h steam rating, K-300-240 steam turbine and ТГВ-300 generator.
- In 1995 Trypilska TES became a part of Centrenergo JSC.

PREMISES

The main house was built in accordance with universal project of a coal dust power station with 300 MW power units.

The first line of units burns hard coal from Donetsk coal basin delivered by railway and by river. To unload the coal delivered by river moorings were built.

Gas facilities include two gas-distributing units of 320 thousand m^3/h capacity and gas pipe-line system.

Water for technical purposes is supplied directly from the Kaniv reservoir. Water-supply system consists of two pumping stations.

POWER GENERATION

Generating facilities of the Station are made up of six power units of 1,800 MW total capacity.

From the beginning of its operation the Station produced 307.1 billion kWh of electricity.

In 1995 due to the restructuring of the industry Zmiivska TES joined Centrenergo JSC.

While being a part of Centrenergo JSC the Station produced 41.4 billion kWh of electricity.



After Chornobyl Nuclear Power Plant was put out of operation, Trypilska TES has been the largest power-generating station (1,800 MW) on the territory of Kyiv region.
Among other sources of power there are: Kyiv CHPP-5 (700 MW), Kyiv CHPP-6 (500 MW), which belong to Kyivenergo JSC, and Darnytska CHPP (160 MW, belongs to UkrCanPower), all three situated in Kyiv.

Year	ELECTRICITY GENERATION, MLN KWH	OUTPUT INTO THE GRID, MLN KWH
1995	5,800.6	5,455.9
1996	5,151.5	4,866.5
1997	4,891.6	4,612.8
1998	4,455.8	4,209.9
1999	5,362.9	5,048.4
2000	5,533.4	5,227.8
2001	4,801.8	4,518.9
2002	5,254.9	4,948.3

Year	OUTPUT OF HEAT POWER, THOU GCAL
1995	136.5
1996	129.2
1997	132.1
1998	131.2
1999	123.8
2000	107.9
2001	108.0
2002	106.6

PARAMETERS OF THE EQUIPMENT

Boiler units	*Boiler units of 1st line*	*Boiler units of 2nd line*
Type	ТПП-210	ТГМП-314
Fuel	Coal, gas	Gas, fuel oil
Gross efficiency, %	85.4	97.5
Turbine-driven sets	Turbine-driven sets of 1st line	Turbine-driven sets of 2nd line
Type	K-300-240	K-300-240
Rated power, MW	300	300
Revolution frequency, RPM	3,000	3,000
Steam temperature at turbine inlet, °C	540	540
Fresh steam pressure, MPa	24	24
Number of regenerative bleed-offs	9	9
Generators	Generators of the 1st line	Generators of 2nd line
Type	ТГВ-200	ТГВ-300
Capacity, MW	200	300
Output voltage, kV	15.75	15.75
Power factor	0.85	0.85
Transformers	Transformers of 1st line	Transformers of 2nd line
Type	ТДЦ-400,000/320	ТДЦ-400,000/320
Capacity, MW	400	400
Voltage, kV	347/20	347/20





NO. OF POWER UNIT - CAPACITY (MW)	DATE OF PUTTING INTO OPERATION	TYPE OF FUEL CONSUMED
1 - 300	March 1, 1969	main - coal, reserve - gas, fuel oil
2 - 300	September 1, 1970	
3 - 300	November 1, 1970	
4 - 300	December 1, 1970	
5 - 300	December 1, 1971	main - fuel oil, reserve - gas
6 - 300	September 1, 1972	
Total capacity 1 800 MW		

RECONSTRUCTION AND MODERNISATION

In the nearest future reconstruction of power unit No.1 at Trypilska TES is planned to be carried out in order to prolong the service life of basic equipment for another 25-30 years and increase installed capacity of the turbine by 25 MW.

Changes to the turbine are to reduce the heat rate per kilowatt-hour produced; the reconstruction of electrostatic precipitators will raise the efficiency up to 99.5%. A shift to non-deaerator circuit will simplify heat power generation processes and thus save fuel and power resources.


ТГ-2

CENTRENERGO STATE ENERGY **GENERATING COMPANY JSC**



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01032, 27, Kominternu-Str., Kyiv, Ukraine
Tel.: + (380 44) 249-13-08
Fax: + (380 44) 228-4793, 221-4614
E-mail: kanc@centrenergo.com

Vuglegirska TES
84792, Svitlodarsk, Donetska oblast, Ukraine
Tel.: + (380 6249) 5-23-96
Fax: + (380 6249) 5-71-44
E-mail: pmug@ugres1.gpce.db.energy.gov.ua

Zmiivska TES
63460, Komsomolske village, Zmiivsky district, Kharkivska oblast, Ukraine
Tel.: + (380 5747) 5-24-87
Fax: + (380 5747) 5-35-85
E-mail: kanc@zmtes.kh.energy.gov.ua

Trypilska TES
08721, Ukrayinka, Obukhivsky district, Kyivska oblast, Ukraine
Tel.: + (380 472) 2-45-01
Fax: + (380 472) 2-15-98
E-mail: kanc@tptes.kvo.energy.gov.ua

Remenergo
18019, 5, Avtomobilistiv Str., Cherkasy, Ukraine
Tel.: + (380 472) 63-54-29
Fax: + (380 472) 63-55-12




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